UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

AFA Multi-Manager Credit Fund

(Name of Issuer)

Common Stock Institutional Class

(Title of Class of Securities)

00123V 10 3

(CUSIP Number)

May 4, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 00123V 10 3	Page 2 of 6

1		NAMES OF REPORTING PERSONS William C. Neild
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 508,644.23
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 508,644.23
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 508,644.23
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12		TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP: 00123V 10 3	Page 3 of 6

Item 1.

(a)   Name of Issuer:

AFA Multi-Manager Credit Fund (the “Issuer”)

(b)   Address of Issuer’s Principal Executive Offices:

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

Item 2.

(a)   Name of Person Filing:

This Schedule 13G is being filed by William C. Neild (the “Reporting Person”).

(b)   Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is:

c/o OrbiMed Advisors LLC

601 Lexington Avenue, 54th Floor, 10022-4629

(c)   Citizenship:

Please refer to Row 4 of the cover sheet for the Reporting Person.

(d)   Title of Class of Securities:

Common Stock Institutional Class

(e)   CUSIP Number:

00123V 10 3

CUSIP: 00123V 10 3	Page 4 of 6

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See the response to Row 9 on the attached cover page.

(b) Percent of class: See the response to Row 11 on the attached cover page.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See the response to Row 5 on the attached cover page.
(ii)	Shared power to vote or to direct the vote: See the response to Row 6 on the attached cover page.

(iii) Sole power to dispose or to direct the disposition of: See the response to Row 7 on the attached cover page.

(iv) Shared power to dispose or to direct the disposition of: See the response to Row 8 on the attached cover page.

Item 5.	Ownership of 5 Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

CUSIP: 00123V 10 3	Page 5 of 6

Item 10.	Certifications

Not Applicable.

CUSIP: 00123V 10 3	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2022

By:	/s/ William C. Neild
William C. Neild